ZALDIVA, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

July 7, 2010

Maryse Mills-Apenteng, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter dated July 6, 2010, regarding the Preliminary Information

Statement on Schedule 14C of Zaldiva, Inc., a Florida corporation (the

“Company”)

Dear Ms. Mills-Apenteng:

I am writing in response to the above-referenced comment letter.  The Company provides its response to your comment as set forth below:

1.  Please discuss the possible anti-takeover effects of the increase in authorized shares of common stock.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company. Refer to Securities Exchange Act Release No. 34-15230.

The Company has filed a Revised Preliminary Information Statement on Schedule 14C in response to this comment.  The requested information has been added in a new second paragraph under the heading “The Resolution – Amendment of the Company’s Articles of Incorporation to Increase the Authorized Common Stock from 50,000,000 Shares to 2,000,000,000 Shares.”

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ZALDIVA, INC., a Florida corporation

By /s/ Nicole Leigh

Nicole Leigh, President